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                              October 8, 2020

       Jack Hightower
       Chairman and Chief Executive Officer
       HighPeak Energy, Inc.
       421 W. 3rd Street, Suite 1000
       Fort Worth, Texas 76102

                                                        Re: HighPeak Energy,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed September 18,
2020
                                                            File No. 333-248898

       Dear Mr. Hightower:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       General

   1. It appears that you are seeking to register the issuance of shares of common stock underlying 8,976,875
warrants and 8,976,875 contingent value rights ("CVRs") issued in connection with the
private placement of forward purchase units. Please provide your analysis as to why you
believe you are eligible to register the issuance of the underlying common shares to the
forward purchase investors as these shares appear to have been offered privately.
Alternatively, please revise your registration fee table and prospectus to indicate that the
registration statement does not cover the offer and sale of the underlying securities to the
forward purchase investors. For guidance, refer to Securities Act Sections
                                                        Compliance and
Disclosure Interpretations 103.04, 134.02 and 239.15.
 Jack Hightower
HighPeak Energy, Inc.
October 8, 2020
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Karina
Dorin, Staff Attorney, at 202-551-3763 with any questions.



                                                           Sincerely,
FirstName LastNameJack Hightower
                                                           Division of
Corporation Finance
Comapany NameHighPeak Energy, Inc.
                                                           Office of Energy &
Transportation
October 8, 2020 Page 2
cc:       Sarah K. Morgan, Esq.
FirstName LastName